FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]        Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]       No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of Announcement No. 9 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on September 14, 2005.

Exhibit 1
---------


Annoucement No. 9 - 2005


Expectations for 2005 profit increased from USD 165-175 mill. to around USD 200 mill. before tax, receipt of dividends and profit from sale of vessels

o Rates for TORM's product tankers have increased more than expected in the third quarter and substantially over the last two weeks based on increased transportation demands following hurricane Katrina. As the Company predominantly focuses on the spot market, TORM has been positioned ideally to benefit from the increase and has chartered out a number of vessels for voyages at the increased rates.

o This leads TORM to upgrade the expectations for the full year profit from USD 165-175 mill. to around USD 200 mill. (DKK 1,180 mill.) before tax, receipt of dividends and profit from sale of vessels.

o Additionally, TORM has to date received dividends of USD 13 mill. and realised gains on the sale of vessels of about USD 55 mill. The total additional amount is USD 68 mill.

o In total, TORM now expects a result before tax for 2005 of around USD 268 mill. (DKK 1,581 mill.). The corresponding result in 2004 was USD 211 mill.


Contact
A/S Dampskibsselskabet TORM                  Telephone +45 39 17 92 00
Tuborg Havnevej 18                           Klaus Kjaerulff, CEO
DK-2900 Hellerup - Denmark                   Klaus Nyborg, CFO

About TORM

TORM is one of the World's leading carriers of refined oil products and has significant activities in the bulk market. The Company operates close to 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

Safe Harbor

FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: September 20, 2005
                                                By: /s/ Klaus Nyborg
                                                --------------------------
                                                Klaus Nyborg
                                                Chief Financial Officer





03810.0001 #602530